SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-6B-2

Certificate of Notification

Certificate is filed by:

Entergy-Koch, LP
20 East Greenway Plaza
Houston, Texas 77046

This certificate is notice that Entergy-Koch, LP, a Delaware limited partnership ("EKLP") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6 (a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.

Type of security or securities:
Letters of credit, bonds, bank guaranties and indemnities (collectively, "Letters of Credit") issued for the benefit of EKLP pursuant to an Agreement between EKLP and Barclays Bank PLC (the "Bank") entered into on December 1, 2003 (the "Credit Agreement").

2.	Issue, renewal or guaranty: Issuance.
3.

Principal amount of each security:
The Bank has agreed, on an uncommitted basis, to issue Letters of Credit on behalf of EKLP in an aggregate face amount not to exceed Twenty Five Million British Pounds Sterling (25,000,000).

4.	Rate of interest per annum of each security: The fee for each Letter of Credit issued is 67.5 basis points per annum if not cash collateralized and 32.5 basis points per annum if cash collateralized.
5.

Date of issue, renewal or guaranty of each security:
Subject to the terms of the Credit Agreement, EKLP may request that the Bank issue from time to time Letters of Credit in a face amount up to Twenty Five Million British Pounds Sterling (25,000,000 and net of cash on deposit at the Bank). As of the date of this Certificate, there are no Letters of Credit outstanding under the Credit Agreement.

6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: The expiry date of each Letter of Credit will be as specified therein.
8.	Name of the person to whom each security was issued, renewed or guaranteed: To be determined at the time of issuance of each Letter of Credit.
9.	Collateral given with each security, if any: Letters of Credit may be cash collateralized at EKLP's option.
10.	Consideration received for each security: The full face amount of each Letter of Credit.
11.	Application of proceeds of each security: Each Letter of Credit will be issued for general business purposes of EKLP.
12.

Indicate by ("X") after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b):
b. the provisions contained in the fourth sentence of Section 6(b):
c. the provisions contained in any rule of the
Commission other than Rule U-48: X

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount or par value of the other securities of such company then outstanding: Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:
Not applicable.

15.

If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:
Rule 52(b).

ENTERGY-KOCH, LP By: /s/ David Sobotka David Sobotka President

Date: January 8, 2004